Spherix Incorporated

September 17, 2010

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Attn:  Pamela Long, Assistant Director

RE:	Spherix Incorporated Registration Statement on Form S-1
Filed July 2, 2010
File No. 333-167963

Dear Ms. Long:

This letter is being provided by Spherix Incorporated (the “Company”) in response to your comment letter dated September 15, 2010.  The follow responses correspond to your comments.

SEC Comment No. 1

Exhibit 5.1:  Please revise the opinion limitation on page two to state that your opinion covers the statutory provisions of the Delaware General Corporation Laws as well as the rules and regulations underlying those provisions and applicable judicial and regulatory determinations.

Company Response

The opinion has been revised as requested.

SEC Comment No. 2

Exhibit 10.21:  We note that section 5.e of the form of warrant filed as Exhibit 10.21 states that the warrants will be governed under the jurisdiction governing the securities purchase agreement.  Section 5.9 of the securities purchase agreement filed as Exhibit 10.20 states that the warrants will be governed under New York law.  Please provide a legality opinion under New York law with respect to the opinion stating that the warrants will be your valid and legally binding obligations.

Company Response

The opinion has been revised as requested.

6430 Rockledge Drive, Suite 503

Bethesda, MD  20817

Tel.:  (301) 897-2540; Fax:  (301) 897-2567

http://spherix.com

The Company also acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;  and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Claire L. Kruger

Claire L. Kruger
CEO and COO

Spherix Incorporated

6430 Rockledge Drive, Suite 503, Bethesda, MD 20817

Tel.: 301-897-2540 • Fax: 301-897-2567